Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 of Borr Drilling Limited of our report dated April 29, 2019, except with respect to the matters that alleviate previous substantial doubt about the Company’s ability to continue as a going concern and the effects of the reverse stock split as discussed in Note 1 (not included herein) to the consolidated financial statements appearing in Amendment No. 2 to the Company’s filing on Form F-1, as to which the date is July 10, 2019, which appears in Borr Drilling Limited’s Annual Report on Form 20-F for the year ended 31 December 2019. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers AS

Stavanger, Norway

March 19, 2021